UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-09764

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harman International Industries, Incorporated

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harman International Industries, Incorporated

400 Atlantic Street, 15th Floor

Stamford, CT 06901

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Exhibit

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Harman International Industries, Incorporated

  Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of Schedule H Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP
Los Angeles, California
June 25, 2015

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value:
Money market fund	$672,823	$345,667
Mutual funds	191,337,025	149,093,216
Commingled funds	73,872,017	51,482,070
Collective trust	49,609,803	45,501,408
Common stock	37,786,559	31,702,777

Total investments, at fair value	353,278,227	278,125,138

Contributions receivable:
Participant	—	339,294
Employer	—	300,537

Total contributions receivable	—	639,831
Notes receivable from participants	4,035,343	3,040,479
Cash	—	39,856

Total assets	357,313,570	281,845,304

Liabilities:
Accrued expenses	72,500	65,000

Total liabilities	72,500	65,000

Net assets available for plan benefits, at fair value	357,241,070	281,780,304
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(916,892)	(588,869)

Net assets available for plan benefits	$356,324,178	$281,191,435

See accompanying Notes to Financial Statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2014 and 2013

	2014	2013
Changes to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$13,288,201	$49,400,827
Interest and dividends	12,502,854	8,695,351

Total investment income	25,791,055	58,096,178

Contributions:
Employer	10,112,777	8,706,595
Participant	12,557,907	10,747,550
Rollovers	2,733,446	1,521,129

Total contributions	25,404,130	20,975,274
Deductions:
Benefit payments	26,143,403	32,576,092
Administrative expenses	44,653	18,038

Total deductions	26,188,056	32,594,130

Net increase in net assets before transfers in from plan mergers	25,007,129	46,477,322
Transfers in from plan mergers	50,125,614	—
Net increase in net assets available for plan benefits	75,132,743	46,477,322
Net assets available for plan benefits:
Beginning of year	281,191,435	234,714,113

End of year	$356,324,178	$281,191,435

See accompanying Notes to Financial Statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of the Plan

The following description of the Harman International Industries, Incorporated (the “Company” or the “Plan Sponsor”) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution savings plan sponsored by the Company. Employees are eligible to join the Plan immediately as of their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective March 3, 2014, the trustee for the Plan changed from Mercer Trust Company (“Mercer”) to Fidelity Management Trust Company (“Fidelity”). As a result of the change in trustee, the assets of the Plan were transferred from Mercer to Fidelity on March 3, 2014.

(b)	Contributions

Participants in the Plan may contribute up to 50 percent of their pre-tax compensation, as defined by the Plan. Participants may change their deferral percentage at any time via the administrator website. The Company may make annual basic contributions equal to three percent of the Plan eligible compensation paid to all eligible participants, and a matching contribution equal to 50 percent of the eligible participant’s pre-tax contribution percentage for each payroll period up to a maximum election of six percent per payroll period.

(c)	Excess Contributions

In order to satisfy the relevant nondiscriminatory provisions of the Plan, the Plan refunds any excess deferral contributions and related net gains or losses of certain active participants. There were no refundable contributions as of December 31, 2014 and 2013.

(d)	Participant Account Balances

Separate accounts are maintained for each participant’s salary deferral, rollover, basic, and matching contribution balances. Earnings or losses of the Plan are allocated to participant account balances by investment funds on a daily basis according to the number of shares in the participant account balances. Company basic contributions are allocated based on participant Plan eligible compensation. Company matching contributions are allocated based upon each participant’s Plan eligible compensation and tax-deferred contribution percentage.

(e)	Vesting

Participants are 100 percent vested in their salary deferral contribution, employer’s basic contribution, and rollover contribution accounts, and become vested in matching contributions at a rate of 25 percent for each year of service, beginning with the second year of service. A participant is 100 percent vested after five years of accredited service, upon reaching age 65, or upon death, or disability.

(f)	Investment Options

Plan participants direct contributions in any increment in any of the investment options. The options consist of the Company’s common stock, the Putnam Stable Value Fund, the Dreyfus Treasury Prime Cash Management fund, 17 mutual funds, and 12 commingled funds.

(g)	Notes Receivable from Participants

Participants are permitted to borrow from their accounts subject to limitations set forth in the plan document. These loans are classified as Notes receivable from participants in the accompanying Statements of Net Assets Available for Plan Benefits. The loans are generally payable for up to five years, except for loans to secure a private residence, which can be payable up to 15 years and bear interest at an interest rate equal to the prime rate as published in the Wall Street Journal in effect on the first business day of the month in which the loan is issued, plus 2 percent. Principal and interest payments on the loans are deposited into the participants’ accounts, primarily through payroll deductions, based on their current investment allocation elections. Participants may not have more than one loan outstanding at any one time and the balance of outstanding loans for any one individual cannot exceed $50,000 or 50 percent of their vested account balance. Loans are secured by the vested portion of a participant’s account balance. Upon a participant’s termination of employment, the balance of any outstanding loan must be repaid within 90 days or the unpaid loan balance will be deemed a distribution. The interest rates were 4.25 to 5.25 percent for all loans outstanding as of December 31, 2014, with loans maturing at various dates through July 2029.

(h)	Benefits

On separation from service or termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum distribution.

(i)	Forfeitures

All distributions from the Plan shall commence as soon as practicable after the participant’s termination date, and all unvested amounts shall be forfeited as of the date of distribution. Amounts provisionally forfeited will be restored if the participant returns to service prior to the occurrence of a 60 consecutive month period of separation. Amounts forfeited by Plan participants are used to reduce employer match contributions and to pay expenses of the Plan. As of December 31, 2014 and 2013, forfeited nonvested accounts totaled $591,742 and $336,070, respectively. During the years ended December 31, 2014 and 2013, $100,987 and $108,268, respectively, were used to pay plan administrative expenses. No forfeitures were used to reduce employer contributions during the years ended December 31, 2014 and 2013.

(j)	Interest and Penalties

If any interest and penalties are incurred by the Plan, they are required to be paid by the Plan Sponsor.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis and present the net assets available for plan benefits as of December 31, 2014 and 2013 and changes in those net assets for the years then ended.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participant would receive if they were to initiate permitted transactions under the terms of the plan. As required, the Statements of Net Assets Available for Plan Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

(b)	Investment Valuation and Income Recognition

All investments are measured at fair value, with the exception of fully benefit-responsive investment contracts. Refer to Note 4 - Fair Value Measurements for further details related to the Plan’s valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation in fair value of investments includes plan gains and losses on investments bought and sold, as well as held during the year.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities in the Statements of Net Assets Available for Plan Benefits and the additions and deductions in the Statements of Changes in Net Assets Available for Plan Benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Administrative Expenses

Administrative expenses are paid by the Plan, unless paid by the Plan Sponsor, except for certain investment management fees which are netted against investment returns.

(f)	Risks and Uncertainties

The Plan provides for various investment options in a money market fund, mutual funds, common stock, commingled funds, and a collective trust. Investment securities are exposed to various risk factors such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in the fair value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(g)	Concentration of Credit Risk

Investment in the common stock of the Company comprised approximately 11 percent of the Plan’s investments as of December 31, 2014 and 2013.

(h)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance and classified as Notes receivable from participants in the accompanying Statements of Net Assets Available for Plan Benefits. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

(3)	Investments

Investments that represent five percent or more of the fair value of the Plan’s net assets are as follows:

Description	2014	2013
Putnam Stable Value Fund	$49,609,803	$45,501,408
Harman International Industries, Incorporated common stock	37,786,559	31,702,777
Goldman Sachs Small Cap Value Fund(1)	29,104,374	—
T. Rowe Price Blue Chip Growth Fund(2)	27,330,055	12,207,005
MainStay Large Cap Growth Fund	26,636,425	25,299,760
Vanguard Institutional Index Fund(2)	20,190,534	12,565,762
American Europacific Growth Fund(3)	16,262,488	16,799,328
All other investments less than 5 percent	146,357,989	134,049,098

	$353,278,227	$278,125,138

(1)	Investment choice not available in prior year.
(2)	Less than 5 percent as of December 31, 2013, included for comparative purposes.
(3)	Less than 5 percent as of December 31, 2014, included for comparative purposes.

During the years ended December 31, 2014 and 2013, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2014	2013
Mutual funds	$88,765	$25,709,711
Common stock	9,732,765	15,993,680
Commingled funds	3,466,671	7,697,436

Net appreciation in fair value of investments	$13,288,201	$49,400,827

(4)	Fair Value Measurements

Accounting guidance for fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Observable inputs, such as unadjusted quoted market prices in active markets for the identical asset or liability.

Level 2 – Inputs that are observable for the asset or liability, either directly or indirectly though market corroboration, for substantially the full term of the financial instruments, which include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect the entity’s own assumptions in measuring the asset or liability at fair value.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2014 or 2013.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used as of December 31, 2014 and 2013.

(a)	Money Market Funds, Mutual Funds, and Equity Securities

The fair value of money market funds, mutual funds, and the Company’s common stock is determined by obtaining quoted prices on nationally recognized securities exchanges, which are generally classified within Level 1 of the fair value hierarchy.

(b)	Commingled Funds

The fair value of commingled funds is valued at the net asset value (“NAV”) of the units provided by the fund issuer. NAV for these funds represents the quoted price in a non-active market, and as such, these investments are classified within Level 2 of the fair value hierarchy. NAV is used as a practical expedient for fair value.

(c)	Collective Trust

The Putnam Stable Value Fund, a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions, security-backed investment contracts, separate accounts issued or wrapped by insurance companies, banks or other financial institutions, or externally managed stable value commingled investment funds (collectively, “Investment Contracts”). The Putnam Stable Value Fund may also invest in high-quality money market instruments or other similar short-term investments.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future crediting rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts. All wrapper contracts provide for a minimum interest crediting rate of zero. In the event that the interest crediting rate should fall to zero, and withdrawals from the contracts occur that exhaust the market value of the underlying portfolio that is being wrapped, the wrapper issuers will pay the Plan the shortfall needed in order to maintain the interest crediting rate of zero.

The Putnam Stable Value Fund is valued by Putnam Fiduciary Trust Company based on the unit values of the fund. Unit values are determined by dividing the fund’s net assets, which represents the fair market value of the underlying investments, by its units outstanding at the valuation date. The collective trust has underlying investments in investment contracts which are valued at the estimated fair market value of the underlying investments and then adjusted by Putnam Fiduciary Trust Company to contract value. These investments are classified within Level 2 of the valuation hierarchy.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Putnam Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The plan administrator does not believe that the occurrence of any such event is probable. The average yield and crediting interest rates were approximately 2 percent for the years ended December 31, 2014 and 2013.

Investment contracts held in a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts held in this fund including a variety of investment contracts such as traditional GICs issued by insurance companies and other financial institutions and other investment products with similar characteristics. GICs are investment contracts in which the Plan owns the underlying assets and purchases fully benefit-responsive wrapper contracts from third parties that provide market value and cash flow risk protection to the Plan. These investment contracts are measured at fair value. The fair value of the fully benefit-responsive wrapper contracts is the replacement cost of these contracts. The GICs’ fair value represents the sum of the participant’s contributions, gains and losses on the underlying assets, participant’s withdrawals, and administrative expenses. The Statements of Net Assets Available for Plan Benefits present the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits are prepared on a contract value basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(d)	Summary of Investments

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2014:

	December 31, 2014
Description	Total	Level 1	Level 2	Level 3
Money market fund	$672,823	672,823	—	—
Mutual funds:
Growth funds	76,114,886	76,114,886	—	—
Blend funds	33,949,568	33,949,568	—	—
Value funds	63,878,317	63,878,317	—	—
Intermediate-term bond funds	17,394,254	17,394,254	—	—
Harman International Industries, Incorporated common stock	37,786,559	37,786,559	—	—
Commingled funds (blend of equity, fixed-income and short-term funds)	73,872,017	—	73,872,017	—
Collective trust(1)	49,609,803	—	49,609,803	—

Total	$353,278,227	229,796,407	123,481,820	—

(1)	Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $48,692,911 as of December 31, 2014.

There were no significant transfers between Level 1 and Level 2 during the plan year ended December 31, 2014.

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2013:

	December 31, 2013
Description	Total	Level 1	Level 2	Level 3
Money market fund	$345,667	345,667	—	—
Mutual funds:
Growth funds	71,475,145	71,475,145	—	—
Blend funds	35,655,201	35,655,201	—	—
Value funds	27,220,666	27,220,666	—	—
Intermediate-term bond funds	14,742,204	14,742,204	—	—
Harman International Industries, Incorporated common stock	31,702,777	31,702,777	—	—
Commingled funds (blend of equity, fixed-income and short-term funds)	51,482,070	—	51,482,070	—
Collective trust(1)	45,501,408	—	45,501,408	—

Total	$278,125,138	181,141,660	96,983,478	—

(1)	Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $44,912,539 as of December 31, 2013.

There were no significant transfers between Level 1 and Level 2 during the plan year ended December 31, 2013.

(5)	Plan Mergers

Effective March 4, 2014, the Martin Professional, Inc. 401(k) Profit Sharing Plan (the “Martin Plan”) was merged with the Plan. The Martin Plan was a defined contribution savings plan, which provided for pretax contributions by employees of Martin Professional A/S, which was acquired by the Plan Sponsor on February 28, 2013. On March 4, 2014, the assets of the Martin Plan, totaling $1,298,304 were liquidated and transferred into the Plan.

Effective December 31, 2014, the AMX Retirement Savings Plan (the “AMX Plan”) was merged with the Plan. The AMX Plan was a defined contribution savings plan, which provided for pretax contributions by employees of AMX LLC, which was acquired by the Plan Sponsor on June 13, 2014. On December 31, 2014, the assets of the AMX Plan, totaling $48,827,310, were liquidated and transferred into the Plan.

(6)	Related Party Transactions

Certain plan investments are comingled funds managed by Fidelity and shares of common stock of the Company. Fidelity is the trustee and the Company is the Plan Sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The previous trustee, Mercer, served as the fund manager for various funds held by the Plan during the period from January 1, 2014 through March 2, 2014 and for the year ended December 31, 2013.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer matching contributions.

(8)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 18, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Under GAAP, plan management is required to evaluate tax positions taken by the Plan and recognize a tax asset or liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a tax asset or liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(9)	Reconciliation of Financial Statements to Form 5500

Reconciliation of net assets available for plan benefits reported in the financial statements to the net assets reported on line 1(l) of Form 5500 Schedule H, Part I, as of December 31, 2014 and 2013, is presented below:

	2014	2013
Net assets available for plan benefits reported in the financial statements	$356,324,178	$281,191,435
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	916,892	588,869

Net assets available for plan benefits reported on Form 5500	$357,241,070	$281,780,304

Reconciliation of total investment income reported in the financial statements to earnings on investments reported on line 2(b) of Form 5500 Schedule H, Part II, for the year ended December 31, 2014 and 2013, is presented below:

	2014	2013
Total investment income reported in the financial statements	$25,791,055	$58,096,178
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	916,892	588,869
Reversal of prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(588,869)	(1,513,047)

Total investment income reported on Form 5500	$26,119,078	$57,172,000

(10)	Nonexempt Prohibited Transactions

No late contributions were identified for the plan years ended December 31, 2014 and 2013.

(11)	Subsequent Events

Effective April 8, 2015, the Plan Sponsor acquired Symphony Teleca Corporation. As part of this acquisition, the Plan Sponsor anticipates that the Plan will receive assets from the Symphony Teleca Corporation 401(k) Plan, the Symphony Services Engineering 401(k) Plan and the Aditi Technologies 401(k) Plan (collectively, the “STC Related 401(k) Plans”). The earliest the Plan Sponsor anticipates transferring the assets of the STC Related 401(k) Plans into the Plan would be the first quarter of calendar year 2016. As of June 25, 2015 the net assets of the STC Related 401(k) Plans were approximately $18,604,296.

Effective February 26, 2015, the Plan Sponsor acquired Red Bend Ltd. As part of this acquisition, the Plan Sponsor anticipates that the Plan will receive assets from the Red Bend Software Inc. 401(k) Profit Share Plan & Trust (the “Redbend Plan”). The earliest the Plan Sponsor anticipates transferring the assets of the Redbend Plan into the Plan would be the first quarter of calendar year 2016. As of June 25, 2015 the net assets of the Redbend Plan were approximately $548,991.

Schedule 1

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of issue, borrower, lessor or similar party	Description of Investment	Units	Current Value
Dreyfus Corporation	Dreyfus Treasury Prime Cash Management	672,823 shares	672,823
	Mutual Funds:
	Prudential Jennison Mid-Cap Growth Fund	81,650 shares	3,268,430
	American Europacific Growth Fund	351,545 shares	16,262,488
	Invesco International Growth Fund Institutional	33,742 shares	1,087,183
	Harbor International Fund	94,956 shares	6,131,301
	Vanguard Total International Stock Index Fund	25,946 shares	674,606
	Neuberger Berman Mid Cap Growth Fund	111,783 shares	1,530,305
	Loomis Sayles Value Fund Y Class	545,879 shares	14,433,032
	Vanguard Total Bond Market Index Fund	379,434 shares	4,124,444
	Pimco Total Return Fund	1,204,533 shares	12,840,323
	MainStay Large Cap Growth Fund	2,583,552 shares	26,636,425
	Pimco Real Return Fund	39,330 shares	429,487
	T. Rowe Price Blue Chip Growth Fund	406,274 shares	27,330,055
	Vanguard Windsor II Fund Admiral Shares	153,769 shares	10,179,495
	Goldman Sachs Small Cap Value Fund	522,990 shares	29,104,374
	Artisan Mid Cap Value Fund Investor Class	412,395 shares	10,161,416
	Vanguard Institutional Index Fund	107,015 shares	20,190,534
	Vanguard Extended Market Index Fund Investor	104,354 shares	6,953,127

	Subtotal Mutual Funds		191,337,025
	Commingled Funds:
	Pyramis Core Lifecycle 2030 Commingled Pool*	1,145,854 shares	15,010,688
	Pyramis Core Lifecycle 2035 Commingled Pool*	1,195,098 shares	15,966,505
	Pyramis Core Lifecycle 2040 Commingled Pool*	728,949 shares	9,592,974
	Pyramis Core Lifecycle 2045 Commingled Pool*	451,975 shares	5,984,147
	Pyramis Core Lifecycle 2050 Commingled Pool*	305,930 shares	3,989,323
	Pyramis Core Lifecycle 2055 Commingled Pool*	28,355 shares	397,540
	Pyramis Core Lifecycle 2000 Commingled Pool*	31,136 shares	379,240
	Pyramis Core Lifecycle 2005 Commingled Pool*	18,977 shares	242,145
	Pyramis Core Lifecycle 2010 Commingled Pool*	51,875 shares	703,950
	Pyramis Core Lifecycle 2015 Commingled Pool*	184,956 shares	2,496,912
	Pyramis Core Lifecycle 2020 Commingled Pool*	638,324 shares	8,387,579
	Pyramis Core Lifecycle 2025 Commingled Pool*	791,219 shares	10,721,014

	Subtotal Commingled Funds		73,872,017
	Collective Trust:
Putnam Management Company, Inc.	Putnam Stable Value Fund	48,692,911 shares	49,609,803
Harman International Industries, Incorporated	Common Stock*	354,105 shares	37,786,559
	Participant Loans:
	479 Participant Loans, interest rates of 4.25% - 5.25% and maturities through July 2029		4,035,343

Total assets held at end of year			$357,313,570

*	Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harman International Industries, Incorporated Retirement Savings Plan

Date: June 25, 2015	By:	/s/ LORI LAMPMAN
Lori Lampman Vice President, Corporate Human Resources and Global Rewards